UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sunair Services Corporation

Full Name of Registrant

Former Name if Applicable
595 South Federal Highway, Suite 500

Address of Principal Executive Office (Street and Number)
Boca Raton, Florida 33432

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Sunair Services Corporation (“Sunair,” “us,” or “we”) is not able to file its Annual Report on Form 10-K for the year ended September 30, 2007 (“fiscal 2007”) on or prior to December 31, 2007, because the process of compiling and disseminating the information required to be included in its Annual Report on Form 10-K for fiscal 2007, as well as the completion of the required review of its financial information, could not be completed without unreasonable effort and expense. For the year ended September 30, 2007, Sunair will go from reporting under the requirements of a small business issuer under Regulation SB to complying with the requirements of Regulation SK. Sunair expects that its Form 10-K will be filed no later than the 15th day following the date on which the Form 10-K was due.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John J. Hayes	(561)	208-7401
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Sunair believes there is a significant change in its results of operations for the fiscal year ended September 30, 2007 (“fiscal 2007”) compared to the fiscal year ended September 30, 2006 (“fiscal 2006”) which will be reflected in the statements of operations to be included in the Form 10-K to which this Notice of Late Filing on Form 12b-25 (“Form 12b-25 Filing”) relates. The reason for some of the of the significant changes are as follows:
     On August 1, 2007 we completed the sale of our wholly owned telephone communications subsidiary, Percipia, Inc. (“Percipia”) in accordance with a Share Purchase Agreement dated as of July 12, 2007. Pursuant to the Share Purchase Agreement we sold all of the issued and outstanding shares of Percipia for approximately $4.0 million in cash of which $750,000 was placed in an escrow account pending the resolution of certain tax matters. Approximately $3.25 million of the proceeds from the Percipia sale was utilized to pay down the revolving line of credit. The 2007 financial statements reflect 10 months of earnings related to Percipia and for 2006 we have reflected the operations of Percipia as discontinued operations as we entered into a plan to sell Percipia during the 3rd quarter of 2007. Thus, the 2007, 2006 and 2005 statement of operations for Sunair reflect changes related to the sale of Percipia and the reclassification of these operations to discontinued operations.
     On November 20, 2006, we closed a transaction to sell the real estate property associated with the previously sold high frequency radio business for $2.7 million in cash and a recognized gain in the amount of $2.2 million, $1.4 million net of income taxes. This gain on sale is reflected as part of our discontinued operations.
     In addition to the sale of Percipia we also entered into a number of acquisitions throughout 2007 as follows:
•	November 2006 we acquired substantially all the assets of Archer Exterminators, Inc. (“Archer”).

•	February 2007 we acquired substantially all the assets of Valentine’s Indoor Pest Management, Inc. (“Valentine”).

•	April 2007 we acquired substantially all the assets of David Burke, Inc., D/B/A Florida Exterminating (“Florida Exterminating”).

•	May 2007 we acquired substantially all the assets of Summer Rain Fertilization Company (“Summer Rain”).

•	August 2007 we acquired substantially all the assets of Howell Environmental, Inc. (“Howell”).

•	September 2007 we acquired substantially all the assets of Longboat Key Pest Control, Inc. (“Longboat Key”).
     Incremental revenues generated from these acquisitions during fiscal 2007 amounted to $3.4 million. In addition, we closed on 4 acquisitions during fiscal 2006 and have a full year of revenues reflected in Sunair’s financial statements for fiscal 2007 related to those acquisitions.
     While we have not finalized all of the analysis related to our year end closing process, we expect to report sales of approximately $64 million in fiscal 2007 compared to sales of $50.3 million in fiscal 2006, an increase of approximately 28%. This increase in sales is partially due to additional revenues that Sunair received from the six companies that it acquired during fiscal 2007 and additional revenues from Telecom FM Limited, a wholly-owned subsidiary of Sunair, during this time period. We expect that our loss from continuing operations, before income taxes, will be approximately $3.8 million for fiscal 2007 compared to $3.9 million for fiscal 2006.
     Sunair’s estimates of its operating results for fiscal 2007 which are contained in this Form 12b-25 Filing should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time Sunair finalizes its audited financial statements for fiscal 2007. Sunair’s actual results of operation may differ significantly from the estimates contained herein.
     Some of the statements in this Form 12b-25 Filing, including those that contain the words “expect,” anticipate,” “believes,” and “estimates,” and other similar expressions, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Sunair’s actual results, performance or achievements or those of its industry to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to the risks that additional or new information may arise during Sunair’s completion of its audit for fiscal 2007 which causes Sunair to revise or change the estimates contained in this Form 12b-25 Filing or any other subsequent information which impacts the estimated results reported in this Form 12b-25 Filing, including the review of Sunair’s financial statements by Sunair’s independent auditors or Audit Committee, any errors or mistakes that were made in preparing any Sunair’s financial statements or any other events that would require Sunair to make adjustments to its financial statements for fiscal 2007, fiscal 2006 or any prior periods.
SUNAIR SERVICES CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 2, 2008	By	/s/ JOHN J. HAYES

President and Chief Executive Officer